TRIDENT ROWAN GROUP, INC.

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                            EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER

                                  INTRODUCTION

      This Information Statement, which is being mailed on or about June 8, 2004 to holders of record on May 28, 2004 of shares of common stock, par value $0.01 per share ("Common Stock"), of Trident Rowan Group, Inc., a Maryland corporation ("TRG"), is being furnished in connection with a proposed change in the majority of TRG's Board of Directors as a result of a share exchange with Comtech Group, Inc., a Cayman Islands company ("Comtech").

      No action is required by the stockholders of TRG in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to TRG's stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of TRG's directors occurs (otherwise than at a meeting of TRG's stockholders).

      THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF TRG'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND TRG A PROXY.

                            TRANSACTION WITH COMTECH

      On May 25, 2004, TRG entered into a share exchange agreement with Comtech and its shareholders. Pursuant to the share exchange agreement, TRG agreed to acquire all of the issued and outstanding stock of Comtech in exchange for the issuance of 42,000,000 shares of TRG's Common Stock.

      Upon the consummation of the transactions contemplated by the share exchange agreement, Comtech will become a wholly-owned subsidiary of TRG. Comtech, through its subsidiaries, is a design solutions provider serving telecom equipment, mobile device and consumer electronics manufacturers in China.

      The consummation of the transactions contemplated by the share exchange agreement will result in a change in control of TRG. Upon the consummation of the transactions contemplated by the share exchange agreement, TRG will have a total of 46,064,900 shares of Common Stock issued and outstanding (on a non-fully diluted basis) of which 42,000,000, or approximately 91.2%, will be owned by Comtech's former shareholders.

      Pursuant to the indemnification provisions in the share exchange agreement, the equity ownership of Comtech's former shareholders is subject to adjustment until thirty (30) days after the date on which TRG files its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (or, in the event a claim is made prior to such time, until a court of competent jurisdiction renders a final nonappealable decision with respect to such claim). If Comtech or any former shareholder of Comtech breaches any of their respective representations, warranties, covenants or obligations in the share exchange agreement, then, the former shareholders will be required to return shares of Common Stock to TRG, which shares will then be retired. The number of shares of Common Stock to be returned to TRG will be equal to the aggregate amount of the damages suffered by TRG, divided by the market value of the Common Stock to be calculated using the average of the closing bid price as quoted on the Over-the Counter Bulletin Board for the thirty (30) trading days immediately prior to the date that the amount of damages is finally determined by a court of competent jurisdiction or pursuant to a binding settlement agreement among TRG, Comtech and Comtech's former shareholders; provided, however, that in no event will the number of shares of Common Stock to be returned by Comtech's former shareholders exceed 16,651,731, adjusted for any stock split, reverse stock split, stock dividend, reclassification, recapitalization, merger or consolidation or like capital adjustment affecting the Common Stock. Should Comtech's former shareholders be required to return the maximum number of shares of Common Stock specified in the share exchange agreement, then their percentage ownership in

TRG would be decreased to 86.2% (based on TRG's capitalization immediately following the consummation of the transactions contemplated by the share exchange agreement on a non-fully diluted basis). If TRG breaches any of its representations, warranties, covenants or obligations in the share exchange agreement, then TRG will be required to issue additional shares of Common Stock to Comtech's former shareholders. The number of shares of Common Stock to be issued to Comtech's former shareholders will be equal to the aggregate amount of damages suffered by Comtech and its former shareholders, divided by the market value of the Common Stock to be calculated using the average of the closing bid price as quoted on the Over-the Counter Bulletin Board for the thirty (30) trading days immediately prior to the date that the amount of damages is finally determined by a court of competent jurisdiction or pursuant to a binding settlement agreement among TRG, Comtech and Comtech's former shareholders; provided, however, that in no event will the number of shares of Common Stock to be issued to Comtech's former shareholders exceed 60,346,095, adjusted for any stock split, reverse stock split, stock dividend, reclassification, recapitalization, merger or consolidation or like capital adjustment affecting the Common Stock. Should TRG be required to issue to Comtech's former shareholders the maximum number of shares of Common Stock specified in the share exchange agreement, then their percentage ownership in TRG would be increased to 96.2% (based on TRG's capitalization immediately following the consummation of the transactions contemplated by the share exchange agreement on a non-fully diluted basis). Notwithstanding the foregoing, neither TRG nor Comtech's former shareholders will be entitled to such indemnification unless and until the aggregate amount of damages to TRG or Comtech's former shareholders, as the case may be, exceeds $625,000, at which time, subject to the limitations set forth above, TRG or Comtech's former shareholders, as the case may be, will be entitled to indemnification for the total amount of damages in excess of $625,000.

      The consummation of the transactions contemplated by the share exchange agreement will result in a change in the majority of TRG's Board of Directors. Currently, TRG has a seven member Board of Directors comprised of five members and two vacancies. Effective upon the consummation of the transactions contemplated by the share exchange agreement, the current directors of TRG will appoint Jingwei (Jeffrey) Kang and Amy Kong to TRG's Board of Directors to fill the current vacancies. Immediately thereafter, Emanuel Arbib, Gianni Bulgari and Howard E. Chase will resign as directors of TRG and the remaining four directors of TRG will appoint Bin Li, Zhou Li and Jason Kim to TRG's Board of Directors. The current directors of TRG have concluded that Amy Kong, when she assumes her position on the Board of Directors, will be an independent director. For purposes of this Information Statement, Mark S. Hauser and Mark B. Segall are referred to as the "Incumbent TRG Directors" and Jeffrey Kang, Amy Kong, Bin Li, Zhou Li and Jason Kim are referred to as the "Comtech Designees."

      In connection with the transactions contemplated by the share exchange agreement, each of TRG, Emanuel Arbib, Gianni Bulgari, Mark S. Hauser and Mark
B. Segall (the "TRG Stockholders") and Comtech Global Investment Ltd., Purple Mountain Holding Ltd. and Ren Investment International Ltd. (the "Comtech Stockholders") will execute and deliver a stockholders' agreement to provide for the designation and voting by the TRG Stockholders and Comtech Stockholders of persons to serve on TRG's Board of Directors. Pursuant to the stockholders' agreement, during the two-year period commencing on the date of the consummation of the transactions contemplated by the share exchange agreement, the TRG Stockholders and the Comtech Stockholders will be permitted to designate two and five persons, respectively, for nomination at each annual meeting of TRG's stockholders, and will be required to vote their shares of Common Stock for all such nominees.

      Also in connection with the transactions contemplated by the share exchange agreement, the TRG Stockholders will be prohibited, without the prior written consent of TRG's Board of Directors, to transfer, sell or otherwise dispose of its shares of Common Stock or other securities of TRG for a period of three (3) months from and after the consummation of the transactions contemplated by the share exchange agreement.

      The consummation of the transactions contemplated by the share exchange agreement is contingent upon the satisfaction of closing conditions, including, without limitation, the filing and mailing of this Information Statement not less than 10 days prior to the consummation of the transactions contemplated by the share exchange agreement and the admission of TRG for trading on the over the counter bulletin board.

                                VOTING SECURITIES

      As of May 28, 2004, there were 4,064,900 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote, although no vote or other action of TRG's stockholders is required in connection with this Information Statement.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information, as of May 25, 2004, concerning the beneficial ownership of TRG's Common Stock by (i) each person who is known by TRG to be the beneficial owner of 5% or more of TRG's Common Stock, (ii) each of TRG's current directors and named executive officers and (iii) all of TRG's current directors and named executive officers as a group. Unless otherwise indicated, each person in the table has sole voting and investment power with respect to the shares shown.

      The following table does not give effect to the transactions contemplated by the share exchange agreement. Pursuant to the share exchange agreement, TRG will issue 42,000,000 shares of Common Stock to Comtech's former shareholders. As a result, upon consummation of the transactions contemplated by the share exchange agreement, TRG will have a total of 46,064,900 shares of Common Stock (on a non-fully diluted basis) issued and outstanding of which 42,000,000, or approximately 91.2%, will be owned by Comtech's former shareholders.


                                                  Number of Shares           Percentage
Name and Address(1) of Beneficial Owner(2)       Beneficially Owned      Beneficially Owned
------------------------------------------       ------------------      ------------------

Mark S. Hauser ......................................1,754,866 (3)(4)           37.3%
Gianni Bulgari (5) ..................................1,498,827(4)(6)            33.7%
Emanuel Arbib .......................................  475,972(4)(7)            10.9%
Howard E. Chase .....................................  180,000(8)                4.3%
Mark B. Segall ......................................   30,000(9)                 *
All current directors and executive officers
as a group (five people).............................3,939,665(10)              73.7%

   -------------
   * Less than one percent.

     (1) Unless otherwise indicated, the address of each person in the table is the address of TRG's principal executive offices located at c/o F&G Associates, 299 Park Avenue, 16th Floor, New York, NY 10171.

     (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock, which would be issued upon the exercise of options or warrants that are currently exercisable, or exercisable or convertible within 60 days, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

     (3) Includes warrants to purchase 500,000 shares owned of record by Azzurra, Inc., a Delaware corporation controlled by Mr. Hauser, 682,579 shares owned of record by Tamarix Investors LDC, a Cayman Islands Limited duration company controlled by Mr. Hauser and presently exercisable options to purchase 137,917 shares.

     (4) As part of a reporting group, Mark Hauser, Tamarix Investors, Azzurra, Gianni Bulgari and Emanuel Arbib report beneficial ownership of 3,729,655 shares, consisting of 2,038,831 shares and warrants and options to purchase an additional 1,690,834 shares. Such group constitutes beneficial ownership of approximately 57.6% of all shares outstanding on a diluted basis.

     (5) Gianni Bulgari's address is: c/o Gruppo G.B. Bulgari, via M. Mercati, 17A, 00187 Rome, Italy.

     (6)  Includes warrants to purchase 381,067 shares from TRG.

     (7) Includes warrants to purchase 264,563 shares owned of record by entities controlled by Mr. Arbib and options held by Mr. Arbib to purchase 72,917 shares.

     (8)  Includes 170,000 presently exercisable options.

     (9) Includes 30,000 presently exercisable options. Does not include warrants to purchase an aggregate of 150,000 shares to be issued to Kidron Corporate Advisors LLC immediately prior to the consummation of the transactions contemplated by the share exchange agreement.

     (10) See footnotes 3, 4, 5, 6, 7, 8 and 9.

                                CHANGE IN CONTROL

      As more fully described above, under "Transaction with Comtech," the consummation of the transactions contemplated by the share exchange agreement will result in a change in control of TRG. Pursuant to the share exchange agreement, TRG will issue 42,000,000 shares of Common Stock to Comtech's former shareholders. As a result, upon consummation of the transactions contemplated by the share exchange agreement, TRG will have a total of 46,064,900 shares of Common Stock issued and outstanding (on a non-fully diluted basis) of which 42,000,000, or approximately 91.2%, will be owned by Comtech's former shareholders. As a result, following the consummation of the transactions contemplated by the share exchange agreement, Comtech's former shareholders will hold a sufficient number of shares of TRG's Common Stock to control the election of TRG's directors and to control the votes of TRG's stockholders. The percentage interest of Comtech's former shareholders is subject to an upward or downward adjustment of 5% pursuant to the indemnification provisions in the share exchange agreement, which are more fully described above under "Transactions with Comtech."

      In addition, the consummation of the transactions contemplated by the share exchange agreement will result in a change in the majority of TRG's Board of Directors. Currently, TRG has a seven member Board of Directors comprised of five members and two vacancies. Effective upon the consummation of the transactions contemplated by the share exchange agreement, TRG's Board of Directors will be comprised of the two Incumbent TRG Directors and the five Comtech Designees.

      The following table sets forth information, as of May 28, 2004, concerning the beneficial ownership of TRG's Common Stock by (i) each person known by TRG to be the beneficial owner of 5% or more of TRG's Common Stock, (ii) each of TRG's directors and named executive officers and (iii) all of TRG's directors and named executive officers as a group, on a pro forma basis basis to reflect the transactions contemplated by the share exchange agreement. Unless otherwise indicated, each person in the table will have sole voting and investment power with respect to the shares shown after the consummation of the transactions contemplated by the share exchange agreement.


                                                  Number of Shares           Percentage
Name and Address(1) of Beneficial Owner(2)       Beneficially Owned      Beneficially Owned
------------------------------------------       ------------------      ------------------

Jeffrey Kang.......................................38,640,000(3)(4)            83.9%
Amy Kong...........................................         0(4)(5)              *
Bin Li.............................................         0(4)                 *
Zhou Li............................................         0(4)(6)              *
Jason Kim..........................................         0(4)(7)              *
Mark S. Hauser .................................... 1,754,866(8)(9)             3.8%
Mark B. Segall.....................................   180,000(10)                *
Comtech Global Investment Ltd......................27,300,000(4)(11)           59.3%
Ren Investment International Ltd...................11,340,000(4)(12)           24.6%
Purple Mountain Holding Ltd........................ 3,360,000(13)               7.3%
All current directors and
executive officers as a group
(seven people).....................................25,255,273(14)              85.6%

---------------
 * Less than one percent.

(1) Unless otherwise indicated, the address of each person in the table is the address of TRG's principal executive offices located at c/o FdG Associates, 299 Park Avenue, 16th Floor, New York, NY 10171.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock, which would be issued upon the exercise of options or warrants that are currently exercisable, or exercisable or convertible within 60 days, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

(3) Includes (i) 27,300,000 shares beneficially owned by Comtech Global Investment Ltd., over which Mr. Kang and his wife, Ms. Nan Ji, share voting and investment power, and (ii) 11,340,000 shares beneficially owned by Ren Investment International Ltd., over which Ms. Kang has sole voting and investment power.

(4) The address of such person is Room 1001, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen, PRC.

(5) Does not include shares held by Ren Investment International Ltd., in which Ms. Kong owns less than a 1% interest. Ms. Kong disclaims beneficial ownership of such shares.

(6) Does not include shares held by Ren Investment International Ltd. in which Mr. Kim owns less than a 1% interest. Mr. Kim disclaims beneficial ownership of such shares.

(7) Does not include shares held by Ren Investment International Ltd., in which Mr. Li has an approximate 3.7% interest. Mr. Li disclaims beneficial ownership of such shares.

(8) Includes warrants to purchase 500,000 shares owned of record by Azzurra, Inc., a Delaware corporation controlled by Mr. Hauser, 682,579 shares owned of record by Tamarix Investors LDC, a Cayman Islands Limited duration company controlled by Mr. Hauser and presently exercisable options to purchase 137,917 shares.

(9) As part of a reporting group, Mark Hauser, Tamarix Investors, Azzurra, Gianni Bulgari and Emanuel Arbib report beneficial ownership of 3,729,655 shares, consisting of 2,038,831 shares and warrants and options to purchase an additional 1,690,834 shares. Such group constitutes beneficial ownership of approximately 57.6% of all shares outstanding on a diluted basis.

(10) Includes 30,000 presently exercisable options and warrants to purchase an aggregate of 150,000 shares to be issued to Kidron Corporate Advisors LLC immediately prior to the consummation of the transactions contemplated by the share exchange agreement. See "Certain Relationships and Related Transactions."

(11) The address for Comtech Global Investment Ltd. is Room 1001, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen, PRC. Mr. Jeffrey Kang and his wife, Ms. Nan Ji, share voting and investment power over the shares.

(12) The address for Ren Invesment International Ltd. is Room 1001, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen, PRC. Mr. Jeffrey Kang has sole voting and investment power over the shares.

(13) The address for Purple Mountain Holding Ltd. is Building B, Xing Ke Plaza, 10 Jin Xian Qiao Middle Road, Beijing, China 100016. Mr. Yue Tang, the sole shareholder and sole director of Purple Mountain Holding Ltd., has sole voting and investment power over such shares.


                                   MANAGEMENT

      New Directors and Executive Officers

      All of TRG's current directors, other than Mark S. Hauser and Mark B. Segall, will resign from TRG's Board of Directors upon consummation of the transactions contemplated by the share exchange agreement. All of TRG's current executive officers will resign from their positions with TRG upon consummation of the transactions contemplated by the share exchange agreement.

      The following table sets forth certain information with respect to each of the Comtech Designees who will be appointed to TRG's Board of Directors and to serve as executive officers upon consummation of the transactions contemplated by the share exchange agreement. Each Comtech Designee will serve until the next annual meeting of TRG's stockholders and until his or her successor is duly elected and qualified.

Name                              Age  Position
----                              ---  --------
Jeffrey Kang..................    34   Chief Executive Officer,
                                       President, Director
Zhou Li.......................    38   Chief Technology Officer, Director
Amy Kong......................    49   Director
Bin Li........................    36   Director
Jason Kim.....................    37   Director

      Jingwei (Jeffrey) Kang is a co-founder of Comtech and has served as its Chief Executive Officer and a Director since its founding in September 1999. In 1995, Mr. Kang founded Shenzhen Matsunichi Electronics Co., Ltd. and Matsunichi Electronic (Hong Kong) Limited. In 1999, as part of a re-organization, all of Matsunichi's assets were transferred to Comtech. Prior to that he was employed as a sales engineer from March 1992 to September 1995 for Matsushita Electric Industrial. From 1998 to 1999, Mr. Kang was vice president of Shenzhen SME (Small and Medium Enterprises) Association, a non-profit association in Shenzhen. Mr. Kang received a Bachelor of Science degree in electrical engineering from the South China University of Science and Technology in Guangzho, China.

      Zhou Li has served as the Chief Technical Officer of Comtech since December 2003. Prior to joining Comtech, Mr. Zhou was Chief Technical Officer of High-Tech Wealth in Beijing from October 2000 to December 2003. He also worked for Microsoft Corp. from June 1991 to October 2000, and in his last position there served as the head of research and development for Microsoft embedded devices. Mr. Zhou received a Bachelor of Science in computer science from Zhejiang University in China and a Masters of Science in computer engineering from Michigan State University in 1991.

      Amy Kong has served as a Director of Comtech since 2002. In 1996, Ms. Kong founded GTF Asset Management for the Gajah Tunggal Group, a US$800 million global asset management company. From 1999 to 2000, Ms. Kong served as interim Chief Executive Officer of Cyber City International, a privately owned Shenzhen based science park company. Since 2000, she founded Primustech Ventures (HK) Limited, an investment firm focused on Greater China. Ms. Kong invested in a number of private equity projects in the area of document management, professional training and education, medical waste management, medical device, consumer electronics and IT consulting. Ms. Kong received a Bachelor of Arts degree in 1977 from Princeton University and an MBA from New York University.

      Dr. Bin Li has served as Executive Director and Co-Chief Operating Officer of China Motion Telecom Group, a Hong Kong and Singapore publicly listed company engaged in the business of telecommunication service since October 2003. From June 2000 through October 2003, Dr. Li served as Chief Operating Officer of China Motion NetCom Limited, which is a subsidiary and core member of China Motion Telecom. Prior to that, he was General Manager of CM Tel (HK) Ltd. and CM Internet (HK) Limited. Dr. Li received his Bachelor of Engineering degree in Automatic Control Engineering from Huazhong University of Science and Technology. He received a Masters of Philosophy and Ph.D. in Electrical and Electronic Engineering from the Hong Kong University of Science and Technology in Hong Kong.

      Jason Kim founded TG Asia Venture, a Korean venture capital firm based in Hong Kong in 2000 and currently serves as its CEO. From 1994 to 2000, Mr. Kim served as the head of the China team at the Tong Yang Group, Asia Regional Headquarters in Hong Kong, which specializes in Chinese corporate finance and direct investment activity in Asia. Mr. Kim received a Bachelor of Arts in Sinology from Seoul National University and received an MBA from CEIBS. Mr. Kim is currently pursuing a Ph.D from Fu Dan University in Shanghai.

      There are no family relationships among the Comtech Designees or between any Comtech Designee and any current director or executive officer of TRG.

      Current Directors and Executive Officers

      The following table sets forth certain information regarding TRG's current directors and executive officers. All of TRG's current directors, other than Mark S. Hauser and Mark B. Segall, will resign from TRG's Board of Directors upon consummation of the transactions contemplated by the share exchange agreement. All of TRG's current executive officers will resign from their positions with TRG upon consummation of the transactions contemplated by the share exchange agreement.

Name                              Age  Position
----                              ---  --------
Mark S. Hauser ...............    46   Joint Chief Executive Officer, Director
Emanuel Arbib ................    37   Joint Chief Executive Officer, Director
Howard E. Chase ..............    69   Director
Gianni Bulgari ...............    68   Director
Mark B. Segall(1) ............    43   Director and Secretary

   -----------------------------
     (1) Director nominated by Gianni Bulgari in accordance with the provisions of a settlement agreement that TRG entered into with Mark Hauser, Gianni Bulgari, Emanuel Arbib, William Spier and Howard Chase in September 1999.

      There are currently two vacancies on TRG's Board of Directors, which vacancies were created by the resignation of Duncan Chapman as a director of TRG on April 19, 2002 and the resignation of Andrea Della Valle as a director of TRG on May 15, 2002.

      Mark S. Hauser has served as a director of TRG since May 2, 1997 and as Joint Chief Executive Officer of TRG since December 1999. Mr. Hauser previously served as President and Chief Executive Officer of TRG from March 1998 through December 1999. Mr. Hauser has been a Managing Director of FdG Associates, a private equity fund, since July 2000. He is an attorney and a founder and Managing Director of Tamarix Capital Corporation, a New York-based merchant and investment-banking firm.

      Emanuel Arbib has served as a director of TRG since May 2, 1997 and as Joint Chief Executive Officer of TRG since December 1999. Mr. Arbib previously served as Chief Financial Officer of TRG from March 1998 through 1999. He also serves as the Managing Director of Capital Management Ltd, an international money management firm based in Jersey, Channel Islands. He is also the co-founder and Managing Director of Global Investment Advisors, a London-based investment company. Since June 1998, he has served as a director of and chief executive officer of Integrated Asset Management plc, a U.K. publicly traded company. Since January 1996, he has served as Managing Director of BioSafe Europe, an affiliate of BioSafe International Inc., a publicly traded company engaged in waste management and landfill reclamation. From September 1996 to November 1997, he served as a director of International Capital Growth Ltd., and its European subsidiary, Capital Growth (Europe) Ltd., investment-banking firms. From 1990 until 1991, Mr. Arbib headed the Italian desk for Eurobond sales at Prudential Bache Securities (UK) Ltd.

      Howard E. Chase has served as a director of TRG since 1971, as Chairman of the Board of Directors and Secretary of TRG from May 1997 until September 1999, as counsel to TRG from 1971 until September 1995 and as President and Chief Executive Officer of TRG from October 1995 to March 1998. He also serves as President of Carret Holdings, Inc., an asset management company. He has also served as Vice-President of TRG from 1986 to October 1995; a partner of Morrison Cohen Singer & Weinstein, LLP from April 1984 until September 1995; and a director of Thoratec Corporation, a NASDAQ-traded company, since 1987 and International Diamalt Co., Ltd., a U.K. based company. Mr. Chase became a director of Bion Environmental Technologies, Inc., a publicly held Colorado corporation, in January 2002.

      Gianni Bulgari has served as a director of TRG since May 1997. He was Chairman of the Board of Directors of FILA Holdings, S.p.A., a sportswear maker, from 1989 until 1998. From 1966 until 1987, he served as a Chairman of the Board of Directors and Chief Executive Officer of "BULGARI," a family-owned jewelry business. Mr. Bulgari was also a director of Centerpoint.

      Mark B. Segall has served as a director of TRG since December 1999, and TRG's Secretary since December 1999. Mr. Segall was a partner at Kramer Levin Naftalis & Frankel LLP, a New York law firm, until October 1999. In October 1999, he became a Senior Vice President and the General Counsel at Investec Ernst & Company, and in October 2001 President and CEO of Investec Inc. The US investment banking operations of Investec were terminated in June 2003 at which time Mr. Segall left Investec and became Chairman and CEO of Kidron Corporate Advisors LLC, a mergers & acquisitions advisory boutique.

      There are no family relationships among any current director or executive officer of TRG.

      Directors of TRG hold office until the next annual meeting of stockholders and until their successor are duly elected and qualified. Executive officers of TRG hold office at the pleasure of TRG's Board of Directors, subject to the terms of any applicable employment agreements and arrangements.


                                LEGAL PROCEEDINGS

      In connection with the sale of Moto Guzzi Corporation to Aprilia, S.p.A., Banca di Intermediazione Mobiliare IMI S.p.A. ("IMI") was paid (euro) 5,888,000 in fees and expenses it claimed under its engagement letter with TRG. TRG disputed the calculation of IMI's fees and on February 7, 2002 brought a suit in the Milan Court in Italy seeking reimbursement of (euro) 4,527,000. The judge handling the lawsuit heard the case several times in 2002 and 2003. As of May 25, 2004, the lawsuit was still pending. However, TRG is in discussions with IMI for an eventual out-of-court settlement.

      In 1999, CDS S.r.l. ("CDS") caused a leasing company to purchase from OAM real estate in via Baronia, Rome and entered into a leasing arrangement with the leasing company. Subsequently, on October 9, 1999, CDS brought a claim against OAM in the Rome Civil Court alleging that the commercial designation of the property in 1998 was not properly disclosed and consequently, its lease payments were excessive. CDS sought reimbursement of the lease payments that it considered excessive from OAM in an aggregate amount of approximately
(euro)800,000. On March 25, 2004, the Court requested that the parties present their conclusions in order for it to render a final verdict, presumably within 80 days.

      TRG is not aware of any material proceeding in which any director, officer or affiliate of TRG, any owner of record or beneficially of more than 5% of the Common Stock, or any associate of any such director, officer, affiliate or stockholder is a party adverse to TRG or any of its subsidiaries or has a material interest adverse to TRG or any of its subsidiaries.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Certain Relationships and Related Transactions of TRG

      On April 23, 2003, Bion Environmental Technologies, Inc. entered into an agreement with Centerpoint Corporation providing, among other things, that Centerpoint cancel all antidilution and penalty provisions in existing agreements between Bion and Centerpoint. On May 23, 2003, OAM S.p.A., a subsidiary of TRG, and Bion entered into an agreement providing among other things: (i) that OAM waive the anti-dilution provisions contained in its original agreement with Bion, (ii) for clarification of certain reimbursements required to be made by Bion under the original agreement relating to certain claims being handled by OAM on behalf of Centerpoint and OAM, and (iii) the payment by Bion to OAM of $80,000 plus $10,000 in legal expenses. Howard E. Chase, a director of TRG, has been a director of Bion since January 2002.

      In June 2003, TRG repriced and extended various options and warrants owned by certain directors, executive officers and affiliates of TRG. See "Report on Stock Option and Warrant Repricings in 2003" below for further details.

      In May 2002, TRG engaged the investment-banking firm of Investec Inc. to assist it in its evaluation of strategic alternatives, including potential acquisitions and investments. Mark Segall, a director of TRG, was the

President and CEO of Investec Inc. at the time of the engagement. In June 2003, Investec terminated its US investment banking operations and, in July 2003, Mr. Segall became the Chairman and CEO of Kidron Corporate Advisors LLC. In order to maintain continuity to the process of identifying potential candidates, in July 2003, TRG engaged Kidron to continue the work that Investec was doing for TRG in exchange for (euro) 53 thousand. Pursuant to an arrangement between TRG and Kidron Corporate Advisors LLC, Kidron shall be entitled to receive from TRG, as a commission in connection with the transactions contemplated by the share exchange agreement, (i) $300,000 in cash, $100,000 of which was paid on the date of the share exchange agreement, and (ii) warrants to purchase 75,000 shares of Common Stock at an exercise price equal to $1.50 per share and warrants to purchase 75,000 shares of Common Stock at an exercise price equal to $1.25 per share, which warrants shall be issued immediately prior to the consummation of the transactions contemplated by the share exchange agreement.

      Certain Relationships and Related Transactions of Comtech

      Mr. Jeffrey Kang, a Comtech Designee and co-founder, Chief Executive Officer and director of Comtech, owns approximately 50% of Matsunichi Electronics (Hong Kong) Limited ("Matsunichi"). In 2001, Comtech purchased an office building from Matsunichi for approximately RMB1,672,000 and paid technical services fees to Matsunichi in an aggregate amount of approximately RMB1,620,000 for services rendered to Comtech. In January 2001, Matsunichi made a loan to Comtech, which as of December 31, 2003, was outstanding in the amount of $192,000. This loan is unsecured, non-interest bearing and has no fixed repayment terms.

      Mr. Jeffrey Kang owns approximately 29% of Comtech Global Investment Ltd. ("Comtech Global"). In December 2003, Comtech Global made a loan to Comtech, which as of December 31, 2003, was outstanding in the amount of $6,084,000. This loan is unsecured, non-interest bearing and has no fixed repayment terms.

      Mr. Jeffrey Kang owns approximately 5.68% of Viewtran Technology Limited ("Viewtran"). In 2003, Comtech purchased products from Viewtran for an aggregate amount of approximately USD$659,000, and subsequently sold the products on behalf of Viewtran at the same price at which it purchased the products.


                              SECTION 16 BENEFICIAL
                         OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the directors and executive officers of TRG and persons who beneficially own more than 10% of TRG's Common Stock to report their transactions in TRG's Common Stock to the Securities and Exchange Commission. Such reporting persons are required to furnish TRG with copies of all Section 16(a) reports that they file.

      To TRG's knowledge, based solely on a review of the copies of such reports furnished to TRG, during the fiscal year ended December 31, 2003, the directors and executive officers of TRG and persons who beneficially own more than 10% of TRG's Common Stock complied with all applicable Section 16(a) reporting requirements, except that none of Mr. Bulgari, Mr. Chase or Mr. Segall filed
Section 16(a) reports with respect to options to purchase 5,000 shares of Common Stock that they each received in January 2003.


              CERTAIN INFORMATION ABOUT TRG'S BOARD OF DIRECTORS

      Audit Committee

      TRG does not currently have a standing audit committee of the Board of Directors. The functions customarily performed by an audit committee are performed by Howard E. Chase, Mark B. Segall and Gianni Bulgari. The Board of Directors has determined that neither of Messrs. Chase, Segall or Mr. Bulgari is an "audit committee financial expert," within the meaning of the rules promulgated under the Securities Exchange Act of 1934, as amended. The Board of Directors believes that the background and financial sophistication of each of Messrs. Chase, Segall and Bulgari are sufficient to fulfill the duties of such a financial expert. Currently, issuers with securities quoted on the Over-The-Counter Market known as the "pink sheets," such as the Company, are not required to have an audit committee or an audit committee financial expert.

      Nominating Committee

      TRG currently does not have a standing nominating committee of the Board of Directors or a committee performing similar functions. Due to the relatively small size of TRG and its shareholder base, the Board believes that it would not be necessary or appropriate to have a nominating committee at this time. TRG's Board of Directors intends to periodically review whether such a nominating committee should be established.

      The functions customarily performed by a nominating committee are performed by TRG's Board of Directors as a whole. TRG's Board of Directors does not have a charter governing the nominating function performed by its members. Other than Howard E. Chase and Mark B. Segall, none of TRG's Board of Directors are "independent directors," as defined in the rules of the Nasdaq Stock Market.

      The process for identifying and evaluating potential nominees includes soliciting recommendations from directors and officers of TRG. Additionally, TRG's Board of Directors will consider persons recommended by stockholders of TRG in selecting nominees for election. Any such recommendations should be sent in writing to TRG at its principal executive offices. There is no difference in the manner in which TRG's Board of Directors evaluates persons recommended by directors, officers or employees and persons recommended by stockholders in selecting director nominees.

      Compensation Committee

      TRG does not currently have a standing compensation committee of the Board of Directors. The compensation of Mark Hauser, the Joint Chief Executive Officer of TRG, and Emanuel Arbib, the Joint Chief Executive Officer of TRG, during the fiscal year ended December 31, 2003, was the result of negotiated employment agreements and arrangements with Messrs. Hauser and Arbib and not the implementation of any compensation policy. See "Compensation of TRG's Current Directors and Executive Officers - Employment Contracts and Termination of Employment and Change-in-Control Arrangements." TRG had no other executive officers during the fiscal year ended December 31, 2003.

      Meetings of the Board of Directors

      During the fiscal year ended December 31, 2003, TRG's Board of Directors held two meetings. During the fiscal year ended December 31, 2003, each of TRG's current directors attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board of Directors on which he served (during the period that he served).

      Communications to the Board of Directors

      TRG does not have a formal process for stockholders to send communications to the Board of Directors. In light of the infrequency of stockholder communications with the Board of Directors, the Board of Directors does not believe that a formal process is necessary.

           COMPENSATION OF TRG'S CURRENT DIRECTORS AND EXECUTIVE OFFICERS

      Summary Compensation Table

      The following table sets forth, for each of the fiscal years ended December 31, 2003, 2002 and 2001, information concerning the compensation of TRG's Joint Chief Executives (collectively, the "Named Executive Officers"). During the fiscal year ended December 31, 2003, TRG had no other executive officers whose total annual salary and bonus exceeded US$ 100,000.


                                                                     Long -Term Compensation Awards

                                  Annual                            Restricted
Name and Principal                Compensation Other    Annual        Stock      Options/
Position                  Year    Salary (Lira/$)   Compensation(1)              SARs (#)
--------                  ----    ------------------ --------------  ----------   --------
Mark S. Hauser (2)        2003    $160,000           -0-              -0-         -0-
                          2002    $160,000           -0-              -0-         -0-
                          2001    $160,000           -0-              -0-         -0-
Emanuel Arbib(3)(4)       2003    $100,000           -0-              -0-         -0-
                          2002    $100,000           -0-              -0-         -0-
                          2001    $100,000           -0-              -0-         -0-

------------------------

(1) The aggregate amount of all perquisites and other personal benefits paid to each of the Named Executive Officers did not exceed the greater of US$ 50,000 or 10% of such Named Executive Officer's salary.
(2) Mark S. Hauser has served as Joint Chief Executive Officer since December 1999 and served as President and Chief Executive Officer from March 1998 until December 1999.
(3) Emanuel Arbib has served as joint Chief Executive Officer since December 1999 and served as Chief Financial Officer from March 1998 until December 1999.
(4) Other Annual Compensation for Mr. Arbib in 1999 includes the US$ 250,000 5% Convertible Debenture issued to Simtov LTD an affiliate company of Mr.Arbib in connection with Mr. Arbib's efforts in placing US$ 6,000,000 of such Debentures in 1999. In July 2002, Mr. Arbib accepted US$ 218,750 as payment in full on the Debentures. See "Ten-Year Stock Option and Warrant Repricings" below.

      Option/SAR Grants in Last Fiscal Year

      The following table sets forth grants of stock options during the year ended December 31, 2003 to each of the Named Executive Officers set forth below.



                                             Individual Grants
                               Number of       Percent of
                               Shares of          Total
                              Common Stock       Options     Exercise
                               Underlying        Granted     Price Per   Expiration        Grant Date
Name                        Options Granted   to Employees   Share (1)   Date (2)      Present Value ($)
----                        ---------------   ------------   ---------   ----------    -----------------

Howard E. Chase...........        5,000          33.3%         $1.50     July 1, 2009        (3)

Gianni Bulgari............        5,000          33.3%         $1.50     July 1, 2009        (3)

Mark B. Segall............        5,000          33.3%         $1.50     July 1, 2009        (3)

------------------------------------------------------------------------------
(1) The exercise price each of each of these options at the time of grant was $0.25 per share, which was equal to the fair market value at the time of the grant. In June 2003, the Board of Directors increased the exercise price of such options to $1.50. See "Report on Stock Option and Warrant Repricings in 2003" below for further details.

(2) The expiration date of each of these options at the time of grant was January 2, 2008. In June 2003, the Board of Directors extended the expiration date to July 1, 2009. See "Report on Stock Option and Warrant Repricings in 2003" below for further details.

(3) As the Company has no current operations, the Company believes that the appropriate basis for estimating fair value of its stock options is the estimated liquidation value per share. The Company does not believe it is appropriate to take into account in valuing options any speculative higher future value based on successfully identifying and merging with any other business. On such basis, the Company has determined that the value of the options is immaterial.

      Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

              The following table summarizes the number of exercisable and unexercisable options held by the Named Executive Officers as of December 31, 2003.


---------------------------------------------------------------------------------------------------------------
                   Shares                    Number of Securities Underlying  Value of Unexercised
                   Acquired on   Value       Unexercised Option/SARs at       In-the-Money Options/SARs at
Name               Exercise (#)  Realized    Fiscal Year-End                  Fiscal Year-End ($)
                   (1)           ($)         (Exercisable/Unexercisable)      (Exercisable/Unexercisable) (2)
---------------------------------------------------------------------------------------------------------------
Mark Hauser              -            -                137,917 / 0                           -
---------------------------------------------------------------------------------------------------------------
Emanuel Arbib            -            -                 72,917 / 0                           -
---------------------------------------------------------------------------------------------------------------

(1)  None of the Named Executive Officers exercised any stock options in 2003.

(2) The fair market value of the securities underlying the options was less than the exercises price of the options at December 31, 2003.

      Compensation of Directors

      Non-employee members of TRG's Board of Directors receive automatic annual grants of stock options for services rendered in their capacity as such, at a rate of 5,000 per year pursuant to TRG's 1995 Director's Stock Option Plan. Officers of TRG or its subsidiaries who are members of TRG's Board of Directors receive compensation for services rendered in their capacities as officers only, and may be entitled to discretionary grants of stock options.

      Employment Contracts and Termination of Employment and
Change-in-Control Arrangements

      On March 18, 1998, TRG's Board of Directors approved a three year employment contract commencing May 1, 1998 with Mark S. Hauser as President and Chief Executive Officer, a three year consulting contract commencing May 1, 1998 with Emanuel M. Arbib as Chief Financial Officer and a one year, renewable agreement commencing May 1, 1998 with Tamarix Capital Corporation, a company controlled by Mr. Hauser, which superceded a prior existing contract, for provision of merchant banking services to TRG. Upon expiration of the above three year contracts, each of Mr. Hauser, Mr. Arbib and Tamarix signed a one year renewable contract with TRG.

      The terms of Mr. Hauser's employment contract with TRG provide for compensation of US$ 160,000 per year and provided for the issuance of 130,000 shares of TRG's Common Stock with contractual transfer restrictions lapsing as to one-third thereof on each of December 31, 1998, 1999 and 2000 and 130,000 options exercisable at US$ 5.00 per share. Pursuant to the settlement agreement entered into in September 1999, Mr. Hauser has agreed that his compensation will terminate upon, and as of, any liquidation of TRG.

      In February 2000, in connection with TRG's proposed upcoming auction of the Moto Guzzi operations, TRG and Mr. Hauser renegotiated Mr. Hauser's employment agreement and compensation arrangements and agreed that (i) Mr. Hauser's employment agreement with Moto Guzzi would terminate effective immediately and that Mr. Hauser would be paid not more than US$ 250,000 in severance in connection with such termination out of the proceeds of the Moto Guzzi closing (US$ 169,500 was eventually received by Mr. Hauser), (ii) Mr. Hauser would continue as Executive Chairman of Moto Guzzi without compensation,
(iii) all compensation under his employment agreement with TRG would be deferred until such time as TRG has adequate resources to pay such compensation, (iv) the executive office space of TRG in New Jersey would be combined with that of Moto Guzzi in New York, and that TRG and Moto Guzzi would pay Mr. Hauser only for his actual out of pocket expenses in connection with maintaining such offices, (v) Mr. Hauser would continue to serve as TRG's President and Chief Executive Officer at an annual salary of US$ 160,000 per year, (vi) the exercise price of 402,185 of the 804,370 warrants issued to Mr. Hauser and his affiliates would be reduced to US$ 3.50 per share and the expiration date of such warrants would be extended to June 2007, and (vii) the exercise price of 50,000 of the 137,917 options issued to Mr. Hauser would be reduced to US$ 3.50 per share. All deferred amounts under Mr. Hauser's employment agreement were paid in 2001 and such amounts are no longer deferred.

      Under the terms of the employment agreement entered into with Mr. Arbib in 1998, Mr. Arbib is entitled to compensation of US$ 100,000 per year and the issuance of 75,000 shares of TRG's Common Stock with contractual transfer restrictions lapsing as to one-third thereof on each of December 31, 1998, 1999 and 2000 and 65,000 options exercisable at US$ 5.00 per share. Cash compensation under the employment agreement was originally deferred and accrued, and no cash compensation under the agreement was paid in 1998. Those restrictions were satisfied in 1999 and TRG commenced payment of the accrued compensation in 1999. Mr. Arbib has agreed that his compensation will terminate upon, and as of, any liquidation of TRG.

      In February 2000, in connection with TRG's proposed upcoming auction of the Moto Guzzi operations, TRG and Mr. Arbib renegotiated Mr. Arbib's consulting agreement and compensation arrangements and agreed that (i) Mr. Arbib's consulting agreement with Moto Guzzi would terminate effective immediately and that Mr. Arbib would be paid US$ 37,900 in severance in connection with such termination out of the proceeds of the closing, (ii) all compensation under his employment agreement with TRG would be deferred until such time as TRG has adequate resources to pay such compensation, (iii) Mr. Arbib would continue to serve as TRG's Joint Chief Executive Officer at an annual salary of US$ 100,000, and (iv) the exercise price of 289,746 of the 645,630 warrants issued to Mr. Arbib and Gianni Bulgari and their affiliates would be reduced to US$ 3.50 per share. All deferred amounts under Mr. Arbib's employment agreement were paid in 2001 and such amounts are no longer deferred.

      Each of TRG's employment agreements with Mr. Hauser and Mr. Arbib will terminate in accordance with its terms upon consummation of the transactions contemplated by the share exchange agreement.

      Report On Stock Option And Warrant Repricings in 2003

      On June 20, 2003, TRG's Board of Directors reviewed the terms and conditions of certain options and warrants previously granted to directors and executive officers of TRG, including the Named Executive Officers and their affiliates. The Board of Directors determined that the market price of TRG's Common Stock had declined significantly since such options and warrants were originally granted and, as a result, such options and warrants had exercise prices significantly higher than the current market price of TRG's Common Stock. The Board of Directors also considered other issues related to such options and warrants, including: (i) the requirement to expense all such options and warrants in the future; (ii) the history related to the options and the warrants; (iii) the complications and challenges TRG faced following the sale of its Moto Guzzi assets to Aprilia; (iv) the complications and challenges associated with completing an appropriate transaction for TRG with the cash remaining from the Aprilia sale; and (v) the current net asset and potential liquidation value of TRG.

      The Board of Directors determined it to be in the best interest of TRG to extend the expiration date of such options and warrants and to reduce the exercise price of such options and warrants to reflect the current market price of TRG's Common Stock in order to incentive the directors and executive officers of TRG, including the Named Executive Officers, to remain with TRG and to continue to assist TRG in maximizing shareholder value.

      As a consequence, the Board of Directors extended the expiration date of all such options and warrants to July 1, 2009. In addition, the Board of Directors reduced the exercise price of those options and warrants with an original exercise price of $3.50 to $1.25 and the exercise price of those options and warrants with an original exercise price of $5.50 to $1.50.

      Respectfully submitted by the Board of Directors, Mark S. Hauser
      Emanuel Arbib
      Howard E. Chase
      Gianni Bulgari
      Mark Segall

      Ten-Year Stock Option And Warrant Repricings

      The table below sets forth information concerning all repricings of options, warrants and SARS held by any executive officer of TRG during the last ten completed fiscal years.


------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
                                                                                                            Length of
                                    Number of                                                                Original
                                   Securities                             Exercise Price                 Option/Warr-ant
                                   Underlying                               at Time of                    Term Remaining
                               Options/War-rants/SARs Market Price of        Repricing                      at Date of
                                   Repriced or       Stock at Time of    or Amendment ($)       New        Repricing or
                                   Amended (#)         Repricing or                          Exercise       Amendment
       Name           Date                             Amendment ($)                         Price($)
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
Howard E. Chase     3/18/98    140,000(1)(2)        US$5.00              US$12.26           US$5.00      2 years
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
Albino Collini      3/18/98    50,000(1)(3)         US$5.00              US$12.26           US$5.00      2 years
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
Mario               3/18/98    50,000(1)(4)         US$5.00              US$12.26           US$5.00      2 years
Tozzi-Condivi
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
Domenico Costa      3/18/98    40,000(1)(5)         US$5.00              US$12.26           US$5.00      2 years
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
Mark Hauser         2/00       50,000(1)            US$3.50              US$5.00            US$3.50      3 years
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
Mark Hauser         2/00       152,185 (6)          US$3.50              US$5.50            US$3.50      2 years (7)
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
Azzura (8)          2/00       250,000 (6)          US$3.50              US$5.50            US$3.50      2 years (7)
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
Simtov, LDC (9)     2/00       99,212 (6)           US$3.50              US$5.50            US$3.50      2 years (7)
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
Gianni Bulgari      2/00       190,534 (6)          US$3.50              US$5.50            US$3.50      2 years (7)
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
Mark Hauser         6/20/03    50,000 (1)           US$0.29              US$3.50            US$1.25      4 years (10)
                               87,917 (1)           US$0.29              US$5.50            US$1.50      4 years (10)
                               152,185 (6)          US$0.29              US$3.50            US$1.25      4 years (10)
                               152,185 (6)          US$0.29              US$5.50            US$1.50      4 years (10)
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
Emanuel Arbib       6/20/03    65,000 (1)           US$0.29              US$5.00            US$1.50      4 years (10)
                               7,917 (1)            US$0.29              US$5.00            US$1.50      4 years (10)
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
Gianni Bulgari      6/20/03    30,000 (1)           US$0.29              US$5.50            US$1.50      4 years
                               190,534 (6)          US$0.29              US$3.50            US$1.25      4 years (10)
                               190,533 (6)          US$0.29              US$5.50            US$1.50      4 years
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
Howard Chase        6/20/03    140,000 (1)(12)      US$0.29              US$5.00            US$1.50      4 years (10)
                               30,000 (1)           US$0.29              US$5.00            US$1.50      4 years (10)
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
Nick Speyer         6/20/03    40,000 (1)           US$0.29              US$5.00            US$1.50      4 years (10)
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
Azzura (8)          6/20/03    250,000 (6)          US$0.29              US$3.50            US$1.25      4 years (10)
                               250,000 (6)          US$0.29              US$5.50            US$1.50      4 years (10)
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
Simtov, LDC (9)     6/20/03    99,212 (6)           US$0.29              US$3.50            US$1.25      4 years (10)
                               165,351 (6)          US$0.29              US$5.50            US$1.50      4 years (10)
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------
Mark Segall         6/20/03    15,000 (1)           US$0.29              US$5.50            US$1.50      4 years (10)
                               5,000 (1)            US$0.29              US$0.75            US$1.50      3 years (10)
                               5,000 (1)            US$0.29              US$1.31            US$1.50      4 years (10)
                               5,000 (1)            US$0.29              US$0.25            US$1.50      5 years (10)
------------------- ---------- -------------------- -------------------- ------------------ ------------ -----------------

------------------

(1)   Represents shares of Common Stock underlying options.

(2) Represents option to purchase 140,000 shares of TRG's common stock granted on March 18, 1998 upon cancellation of option to purchase 300,000 shares of TRG's common stock.

(3) Represents option to purchase 50,000 shares of TRG's common stock granted on March 18, 1998 upon cancellation of option to purchase 150,000 shares of TRG's common stock.

(4) Represents option to purchase 50,000 shares of TRG's common stock granted on March 18, 1998 upon cancellation of option to purchase 200,000 shares of TRG's common stock.

(5) Represents option to purchase 40,000 shares of TRG's common stock granted on March 18, 1998 upon cancellation of option to purchase 60,000 shares of TRG's common stock.

(6)   Represents shares of Common Stock underlying warrants.

(7) The expiration date of the warrants repriced in February, 2000 was extended from June 2002 to June 2007.

(8)   Affiliate of Mark Hauser.

(9)   Affiliate of Emanuel Arbib.

(10) The expiration date of these options and warrants were extended to July 1, 2009.

(11)  Former Affiliate of Mark Segall.

(12) The expiration date of these options were extended in 2000 to 2007, but were not repriced.


      Compensation Committee Interlocks and Insider Participation

      TRG does not currently have a standing compensation committee of the Board of Directors. During the fiscal year ended December 31, 2003, no officer or employee of TRG or any of its subsidiaries, nor any former officer of TRG or any of its subsidiaries, participated in deliberations of TRG's Board of Directors concerning executive officer compensation. Messrs. Hauser and Arbib, who are both directors and executive officers of TRG, have not participated in any deliberations of TRG's Board of Directors concerning their employment agreements and arrangements with TRG.


      Board Compensation Committee Report on Executive Compensation

      TRG does not currently have a standing compensation committee of the Board of Directors. The compensation of Mark Hauser, the Joint Chief Executive Officer of TRG, and Emanuel Arbib, the Joint Chief Executive Officer of TRG, during the fiscal year ended December 31, 2003 was the result of negotiated employment agreements and arrangements with Messrs. Hauser and Arbib and not the implementation of any compensation policy. TRG had no other executive officers during the fiscal year ended December 31, 2003.